Chaia Mount Vernon
Balance Sheet
As of June 30, 2021

	Jun 30, 21
ASSETS	
Current Assets	
Checking/Savings	
1001 · M&T Checking (6321)	72,788.15
1002 · PPP checking (9411)	52,114.58
Total Checking/Savings	124,902.73
Other Current Assets	
1201 · Credit Card Receivable	3,037.88
1211 · Interco Sales-Chaia GT Receivab	10,553.33
1251 · DoorDash Receivable	492.80
1253 · Uber Eats Receivable	402.61
1254 · GrubHub Receivable	246.20
1255 · ERTC Receivable	23,759.51
1258 · EZCater receivable	1,788.60
1266 · AR Receivables	3,300.00
1300 · Inventory Asset	6,535.32
1400 · Prepaid Expenses	4,429.16
Total Other Current Assets	54,545.41
Total Current Assets	179,448.14
Fixed Assets	
1500 · Fixed Assets	639,068.98
Total Fixed Assets	639,068.98
Other Assets	
1800 · Pre-Opening Costs	12,279.94
1805 · Loan Fees	10,575.29
1810 · Organizational Costs	66,260.66
1899 · Accumulated Amortization	-15,735.00
1900 · Restricted Cash	106,000.00
Total Other Assets	179,380.89
TOTAL ASSETS	**997,898.01**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable (A/P)	133,016.97
Total Accounts Payable	133,016.97
Credit Cards	
2150 · CapOne Spark Credit Card (1586)	5,890.95
Total Credit Cards	5,890.95
Other Current Liabilities	
2250 · Insurance payable	4,928.50
2300 · Sales Tax Payable	2,787.89
2400 · Payroll Liabilites	6,129.67
2421 · 3rd Party Tips Payable	3,051.56
2500 · Accrued Expenses	358.32

Chaia Mount Vernon
Balance Sheet
As of June 30, 2021

	Jun 30, 21
2510 · **Deferred Rent**	27,014.26
2600 · **Gift cards**	15,636.72
2702 · **Due to/from Suzanne Simon**	5,354.15
2703 · **Due to/from Chaia Georgetown**	209,911.57
2704 · **Due to/from Chaia LLC**	145,768.33
Total Other Current Liabilities	420,940.97
Total Current Liabilities	559,848.89
Long Term Liabilities	
2756 · **COVID-19 PPP2 Loan**	107,051.00
2760 · **SBA Loan**	150,000.00
2810 · **M&T Loan**	291,717.78
2820 · **Loan Payable - Navitas (Toast)**	2,529.09
2825 · **Navitas Loan- Toast Kiosk**	832.58
Total Long Term Liabilities	552,130.45
Total Liabilities	1,111,979.34
Equity	
32000 · **Retained Earnings**	13,325.21
Net Income	-127,406.54
Total Equity	-114,081.33
TOTAL LIABILITIES & EQUITY	997,898.01